UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D/A


                               (AMENDMENT NO. 2)

                               CBC Bancorp, Inc.
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
                        (Title of Class of Securities)

                                  031578 10 7
                                (CUSIP Number)

           Randolph W. Lenz             With copies to:
    c/o Equity Merchant Banking Corp.   Thomas S. Gallagher, Esq.
 2419 E. Commercial Blvd.,Suite 304     66 Larchmont Avenue
 Fort Lauderdale, Florida 33308         Larchmont, New York 10538
 (954) 202-9998                         (914)834-2867
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        March 24, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 pages

CUSIP NO.  031578 10 7             SCHEDULE 13D/A
Page 2 of 4 Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Randolph W. Lenz

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  /  /
         (b)  /  /

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*
         PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
                                                         /  /
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

    NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          1,813,507
    OWNED BY
      EACH         8   SHARED VOTING POWER
   REPORTING
     PERSON        9   SOLE DISPOSITIVE POWER
      WITH
                        1,813,507

                  10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,813,507

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                        /  /

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        90% of the Common Stock outstanding as of the date hereof.

 14  TYPE OF REPORTING PERSON*
                    IN

CBC Bancorp, Inc.
Schedule 13D/A

ITEM 1    SECURITY AND ISSUER.

      This Statement relates to shares of common stock, par value $0.01 per share ("Common Stock")of CBC Bancorp, Inc. (formerly Amity Bancorp, Inc.)(the "Company") and certain securities of the Company convertible into, or exchangeable into, shares of Common Stock. The address of the Company's principal executive offices prior to its liquidation in November 1997 is 612 Bedford Street, Stamford, CT 06901.

ITEM 2.   IDENTITY AND BACKGROUND.

      (a) - (c) This Statement is being filed by Randolph W. Lenz
("Reporting Person" or "Mr. Lenz"). Mr. Lenz is a citizen of the United States. The business and office address of the Reporting
Person is 2419 East Commercial Boulevard, Suite 304, Fort
Lauderdale, Florida 33308.

      (d) - (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Not applicable.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On March 24, 1994, Mr. Lenz exchanged $5 million of marketable securities for 13,000 shares of CBC Bancorp, Inc. (the "Company")
Series I Preferred Stock and 50,000 shares of Series II Preferred
Stock. In addition, Mr. Lenz acquired a contingent Warrant to purchase shares of the Company Common Stock exercisable only in the event Mr. Lenz's ownership of Company Common Stock, as a result of the sale or other issuance of additional Common Stock, would be less than 51% of the issued and outstanding shares of Company Common Stock. On March 24, 1994, the Mandatory Convertible Subordinated Capital Notes of the Company's wholly-owned subsidiary, Connecticut Bank of Commerce ("Bank") were exchanged for Mandatory Convertible Capital Notes of the Company ("Convertible Capital Notes"). As of the date of exchange, Mr. Lenz owned $50,000 principal amount of Convertible Capital Notes, which are convertible at the option of the holder into shares of Company
Common Stock with a market value equal to the amount of principal plus accrued interest. Prior to this time, on December 31, 1992, Mr.
 Lenz purchased 5,450 shares of Series I Preferred Stock for $55 per share. Thus, Mr. Lenz's total ownership of Series I Preferred Stock as of March 24, 1994 equaled 18,450 shares. The Series I Preferred Stock is convertible into 10 shares of Common Stock for each share of Series
 I Preferred Stock. Further, on September 2, 1994, Mr. Lenz purchased, for cash, $3,638,000 of the Company's short-term senior notes
("Short-Term Notes"). Subsequent to the sale of the Short-Term Notes, on December 31, 1994, Mr. Lenz exchanged $3,370,000 of principal amount of the Short-Term Notes for 337 shares of the Company's Series III Preferred Stock. On September 2, 1994, Mr. Lenz acquired 26 shares of Series III Preferred Stock in exchange for $260,000 of principal amount of Short-Term Notes. In addition, on December 30, 1994, Mr. Lenz acquired 20 shares of Series III Preferred Stock for $200,000 in cash. The shares of Series III Preferred Stock are convertible into shares of Common Stock, preferred stock or other capital instrument of the Company or the Bank with a fair market value equal to the stated value of the shares (i.e.,
$10,000 per share).   The shares of Series I, Series II and III Preferred
Stock and the contingent Warrant were purchased with Mr. Lenz's personal funds.

ITEM 4.   PURPOSE OF TRANSACTION.

       The acquisitions of the above-described securities were effected to recapitalize the Bank.


                             Page 3 of 4 pages

CBC Bancorp, Inc.
Schedule 13D/A

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

      (a) Mr. Lenz owns 1,813,507 shares of Common Stock of Bancorp, or 90 %, of the total number of shares of Common Stock outstanding. The number of shares does not include the conversion of the Convertible Capital Notes or the Series I Preferred Stock or the exercise of the contingent Warrant.

                       Page 3 of 5 Pages

       (b) Mr. Lenz has the sole power to vote and dispose of the shares of Common Stock and the convertible securities that he owns.

       (c)  See Response to Item.

       (d)  None.

       (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit             Material
       A             Power of Attorney, dated August 13, 1998


                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 14, 1998     By: /s/Randolph W. Lenz
                              _______________________________
                              RANDOLPH W. LENZ

                              By: /s/Thomas S. Gallagher, Esq.
                              ________________________________
                              By:  Thomas S. Gallagher, Esq.
                              Attorney-in-Fact
                              Pursuant to Power of Attorney,
                              dated August 13, 1998
                              (attached as Exhibit A to Mr. Lenz's
                              Schedule 13D Amendment No. 1 for
                              Terex Corporation, dated August 14,
                              1998.

                        Page 4 of 4 Pages